HARRY J. FLEMING
PRESIDENT
hfleming@northstar-healthcare.com
(713) 540-0363

December 16, 2014

By Email
Jeffrey Reidler
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re:	Nobilis Health Corp. (formerly "Northstar Healthcare Inc.")
Amendment No. 2 to Registration Statement on Form 10-12G
File No. 000-55274

Dear Mr. Reidler:

     In response to your letter dated November 5, 2014 (the "Comment Letter"), Nobilis Health Corp. (formerly "Northstar Healthcare Inc.") (the "Company") has amended its registration statement and provided a separate written response to the Comment Letter; in connection therewith the Company acknowledges the following:

i.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

ii.	SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filing;

iii.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please note that Dr. Donald Kramer, CEO at the time of the Company's initial filing of its registration statement, has resigned from the Company. Please direct future communications to my attention at any of the following:

Mail:	4120 Southwest Freeway Houston TX 77027
Email:	hfleming@northstar-healthcare.com
Phone:	(713) 540-0363

N O B I L I S H E A L T H C O R P . | 4 1 2 0 S O U T H W E S T F R E E W A Y H O U S T O N T X 7 7 0 2 7

Securities and Exchange Commission
December 16, 2014

Very truly yours,

Northstar Healthcare Inc.

/s/ Harry J. Fleming
Harry J. Fleming
President